Exhibit 99.1

February 23, 2018
1500 Robert-Bourassa Blvd., 7th Floor
Montreal QC, H3A 3S8
www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: Aeterna Zentaris Inc.
Dear Sir/Madam:

 We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 20, 2018
Record Date for Voting (if applicable) :	March 20, 2018
Beneficial Ownership Determination Date :	March 20, 2018
Meeting Date :	May 08, 2018
Meeting Location (if available) :	Montreal, QC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	007975402	CA0079754028

Sincerely,

Computershare
 Agent for Aeterna Zentaris Inc.